4-30-02

02035298

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: **0-30204**

For the Month of April, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: April 30, 2002

By:
Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Upgrade Secure Remote Access Solution for Corporate Market

-- Adding Remote VPN Function to "IIJ Secure Remote Access Service" --

TOKYO, April 23, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that as of May 15, 2002, it will upgrade its secure remote access solution by adding a remote VPN function to its IIJ Secure Remote Access Service, a connectivity service with access control systems for remote network. The upgrade enables remote users to transmit and receive data with encryption, bringing forth an even more secure enterprise network environment that also enables a greater variety of access types, such as connections from overseas via local ISPs. In addition, the service will be managed and operated by IIJ engineers, providing round-the-clock systems monitoring and remote-controlled systems upgrade, which will reduce the operational burden placed on in-house network managers.

The IIJ Secure Remote Access service was originally launched in December 1998 as the ID Gateway Service. It has been well received for its unique access control functions, which are tailored for each user account, server and port number being accessed. The remote VPN systems employs the RSA BSAFE component developed by RSA Security Co., Ltd. for data encryption. Fees for IIJ Secure Remote Access are the same as previously, JPY205,000 for the initial charge and JPY80,000 for the monthly charge. The monthly charge includes 50 accounts for remote access.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Add New Variations to its B-FLET'S-Adaptable Connectivity Services

-- Expecting FTTH (Fiber To The Home) Access Lines to Grow in the Japanese Market --

TOKYO, April 24, 2002 - Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that the Company will add a number of new variations to a range of its existing three connectivity services by incorporating the newest access line by B-FLET'S, the regional NTT's last-mile fiber access services, beginning June 1, 2002. The newest B-FLET'S access line, "New Family Type," offers FTTH (Fiber To The Home) access at a maximum speed of 100Mbps at a low monthly rate.

"We see that the FTTH access market is becoming increasingly competitive, which obviously benefits end users in Japan to utilize higher last mile access versus ADSL lines," said Koichi Suzuki, President and CEO of IIJ. "IIJ continues to develop new services and add new variations in our connectivity services lineup, further enhancing our leading position in Japan's broadband network services."

The new variations are available for IIJ FiberAccess/F service for the corporate market and the IIJ4U and IIJ*mio* FiberAccess/SF services for the individual market. The initial charge for the IIJ FiberAccess/F service over New Family Type line is JPY50,000, with a monthly charge ranging from JPY25,000 and JPY100,000, depending upon the number of IP addresses allocated. IIJ4U offers service over the New Family Type line as an alternative option to its regular service with a monthly charge of JPY2,000. There is no initial charge for the IIJ*mio* FiberAccess/SF service over the New Family Type line, and JPY8,000 monthly charge.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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